Exhibit (h) 2
EXPENSE LIMITATION AGREEMENT
EXPENSE LIMITATION AGREEMENT, effective as of October 1, 2008 by and between U.S. Global Investors, Inc. (the “Adviser”) and U.S. Global Investors Funds (the “Trust”) (the “Agreement”), on behalf of each series of the Trust set forth in Schedule A attached hereto (each a “Fund,” and collectively, the “Funds”).
WHEREAS, the Trust is a Delaware statutory trust organized under an Agreement and Declaration of Trust, dated July 31, 2008, (the “Declaration of Trust”), and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and each Fund is a series of the Trust;
WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement dated October 1, 2008 (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to each Fund for compensation based on the value of the average daily net assets of each such Fund;
WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of each Fund to maintain the expenses of each Fund at a level below the level to which each such Fund would normally be subject in order to maintain each Fund’s expense ratios at the Maximum Annual Operating Expense Limit (as hereinafter defined) specified for such Fund in Schedule A hereto;
NOW THEREFORE, the parties hereto agree as follows:
1. Expense Limitation.
1.1. Applicable Expense Limit. To the extent that the aggregate expenses of every character incurred by a Fund in any fiscal year, including but not limited to investment advisory fees of the Adviser and amounts payable pursuant to any plan adopted in accordance with Rule 12b-1 under the 1940 Act (but excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses) (“Fund Operating Expenses”), exceed the Maximum Annual Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser. For purposes of this Agreement, “extraordinary expenses” mean any unusual, unexpected and/or nonrecurring expenses that are approved as such by the Board of Trustees of the Trust.
1.2. Maximum Annual Operating Expense Limit. The Maximum Annual Operating Expense Limit with respect to each Fund shall be the amount specified in Schedule A based on a percentage of the average daily net assets of each Fund.
1.3. Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for each Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month of a Fund exceed the Maximum Annual Operating Expense Limit of such Fund, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Maximum Annual Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Adviser may also remit to the appropriate Fund or Funds an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.
1.4. Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Fund or Funds with respect to the previous fiscal year shall equal the Excess Amount.
2. Term and Termination of Agreement.
This Agreement shall continue in effect with respect to all Funds until September 30, 2009 and may only be terminated pursuant to the written agreement of the Trust and the Adviser.
3. Miscellaneous.
3.1. Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.
3.2. Interpretation. Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds. The parties to this Agreement acknowledge and agree that all litigation arising hereunder, whether direct or indirect, and of any and every nature whatsoever shall be satisfied solely out of the assets of the affected Fund and that no Trustee, officer or holder of shares of beneficial interest of the Fund shall be personally liable for any of the foregoing liabilities. Such Declaration of Trust describes in detail the respective responsibilities and limitations on liability of the Trustees, officers, and holders of shares of beneficial interest.
3.3. Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.
3.4. Enforceability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.
IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

U.S. GLOBAL INVESTORS FUNDS,
on behalf of each series of the Trust set forth in Schedule A

/s/ Frank E. Holmes Frank E. Holmes
President

U.S. GLOBAL INVESTORS, INC.

/s/ Susan B. McGee Susan B. McGee
President and General Counsel

SCHEDULE A
MAXIMUM ANNUAL OPERATING EXPENSE LIMITS
This Agreement relates to the following Funds of the Trust:

Maximum Annual
Name of Fund	Operating Expense Limit

China Region Fund	2.00%
All American Equity Fund	1.75%
Gold and Precious Metals Fund	1.50%
World Precious Minerals Fund	1.50%
Global Resources Fund	1.50%
Eastern European Fund	2.25%
Global Emerging Markets Fund	2.50%
Holmes Growth Fund	1.75%
Global MegaTrends Fund	1.85%
Tax Free Fund	0.70%
Near-Term Tax Free Fund	0.45%
U.S. Government Securities Savings Fund	0.45%
U.S. Treasury Securities Cash Fund	1.00%